UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Equity Grant to CEO of Wholly-Owned Subsidiary

On April 9, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that based on the decision of its board of directors on March 26, 2018, the Company is issuing certain previously-allocated equity compensation to Mr. Jeffrey Mooallem, the Chief Executive Officer of the Company’s wholly-owned subsidiary, Gazit Horizons Inc. Under the terms of the issuance and his employment agreement, Mr. Mooallem is receiving 13,124 common shares, par value 1.0 New Israeli Shekel (“NIS”) per share (“Common Shares”) of the Company (the “Shares”), constituting approximately 0.01% of the issued and outstanding share capital and voting rights of the Company (approximately 0.01% on a fully diluted basis).

The Shares serve as the first, vested installment of Mr. Mooallem’s signing bonus, and are being issued upon the one-year anniversary of the Company’s subsidiary’s entry into an employment agreement with Mr. Mooallem. The issuance, which is exempt from registration under U.S., Canadian and Israeli securities laws, is being made pursuant to the Company’s 2011 Share Incentive Plan, and the Shares are subject to the terms of that plan.

The Shares will be fully vested and will be deemed outstanding for all purposes immediately upon issuance, subject to payment by Mr. Mooallem of the par value (NIS 1) of each Share.

The Shares will be listed for trading on the New York Stock Exchange and will be tradable thereon following a six-month restricted period under the provisions of Rule 144 under the U.S. Securities Act of 1933, as amended.

The issuance of the Shares is subject to the Company’s obtaining the approval of the TASE for the registration of the Shares on the TASE, which the Company plans to request in the immediate future.

Changes in Holdings of Directors, Officers and Related Parties

On April 8, 2018, the Company reported to the TASE and ISA the following changes to the holdings of securities of the Company by the officers, directors and related parties of the Company as of March 31, 2018:

1.	Increase in the number of Common Shares by 12,000, to 86,933, constituting 0.04% of the Company’s outstanding Common Shares (0.04% on a fully diluted basis), held by Mr. Haim Ben-Dor, a director of the Company. The principal amount of Series D Debentures held by Mr. Ben-Dor decreased by NIS 622,810, to NIS 0, as a result of open market sales.

2.	Decrease in the principal amount of Series J Debentures, by NIS 800, to NIS 36,800, held by Mr. Ronnie Bar-On, a director of the Company, due to partial redemption.

3.	Increase in the number of Common Shares by 3,824, to 19,627, constituting 0.01% of the Company’s outstanding Common Shares (0.16% on a fully diluted basis), held by Mr. Adi Jemini, Executive Vice President and Chief Financial Officer of the Company, due to settlement of Restricted Stock Units (“RSUs”) held by him, and a corresponding decrease by 3,824, to 20,032, in the number of RSUs held by him.

4.	Increase in the number of Common Shares by 8,159, to 16,188, constituting 0.01% of the Company’s outstanding Common Shares (0.11% on a fully diluted basis), held by Mr. Rami Vaisenberger, the Company’s Vice President and Controller, due to settlement of RSUs held by him. The number of options to purchase Common Shares held by Mr. Vaisenberger increased by 22,211, to 167,324, due to the previously-reported grant of 22,211 options to him. The number of RSUs held by Mr. Vaisenberger increased by a net amount of 8,846, reflecting the previously reported grant of 17,005 RSUs to him, as offset in part by the above-described settlement of 8,159 RSUs held by him.

5.	Increase in the number of Common Shares by 1,162, to 2,894, constituting 0.00% of the Company’s outstanding Common Shares (0.01% on a fully diluted basis), held by Ms. Revital Kahlon, the Company’s Legal Counsel and Corporate Secretary, due to the vesting of RSUs held by her, and a corresponding decrease by 1,162, to 2,325, in the number of RSUs held by her.

6.	Increase in the number of Common Shares by 814, to 814, constituting 0.00% of the Company’s outstanding Common Shares (0.01% on a fully diluted basis), held by Ms. Dina Yogev, the Company’s VP Finance, due to the vesting of RSUs held by her, and a corresponding decrease by 814, to 1,627, in the number of RSUs held by her.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 10, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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